UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-15179

Sixth Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

In the Matter of

Precidian ETF Trust II

Precidian Funds LLC

301 S State Street, Suite N002

Newtown, PA 18940

Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, ME 04101

Please send all communications regarding this Application to:

W. John McGuire

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

john.mcguire@morganlewis.com

Page 1 of 20 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on November 8, 2024

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Precidian ETF Trust II Precidian Funds LLC Foreside Fund Services, LLC File No. 812-15179	Sixth Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

I.              SUMMARY OF APPLICATION

In this sixth amended and restated application, Precidian ETF Trust II, Precidian Funds LLC, and Foreside Fund Services, LLC apply for and request an order (“Order”) from the U.S. Securities and Exchange Commission to amend a portion of the prior order issued to Applicants under section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Prior Order”), which permits Funds that are actively managed ETFs to operate without being subject to a daily portfolio transparency condition (“Application”).1

[1]	The Applicants previously submitted an application with the Commission (File No. 812-14405), as amended and restated and filed with the Commission on April 4, 2019 (the “Prior Application”), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. 33440 dated April 8, 2019 (the “Prior Notice”) and the Prior Order granting the relief requested was contained in Investment Company Act Release No. 33477 dated May 20, 2019. Except as specifically noted herein, all representations and conditions contained in the Prior Application remain applicable to the operation of the Funds and will apply to any Funds relying on the Amended Order. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application. Pursuant to the Commission’s adoption of Rule 12d1-4 under the Act, the relief granted in the Prior Order under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, expired on January 19, 2022, one year from the effective date of Rule 12d1-4. See Fund of Funds Arrangements, Investment Company Act Release No. 10871 (Oct. 7, 2020). Additionally, Precidian ETFs Trust has agreed to be removed as an applicant from the Application.

The Prior Order permits the Trusts to create and operate Funds that are actively managed ETFs (“Active ETFs”).2 However, unlike traditional Active ETFs, Applicants operate Funds that do not disclose their portfolio holdings daily pursuant to the Prior Order. Rather, the Funds allow for efficient trading through an effective Fund portfolio transparency substitute, while shielding the identity of the full Fund’s portfolio contents and recent trading activity in the Fund’s actual portfolio to protect the Funds’ performance-seeking strategies from the risks of front-running of portfolio transactions and reverse engineering of the Funds’ strategies to the detriment of the Funds.

Even though the Funds do not publish their full portfolio holdings daily, the VIIV provides authorized participants and other market participants with the intraday value of the Fund’s actual portfolio. Daily disclosure of the VIIV permits effective arbitrage activity from differences between a Fund’s trading price and its NAV, including the hedging of risks associated with arbitrage and market making. As a result, Applicants believe that investors can purchase and sell Shares in the secondary market at prices that are at or close to their NAV.

Shares of each Fund are purchased and redeemed only in Creation Units, generally on an in-kind basis. Purchasers are required to purchase Creation Units by making a deposit of Deposit Instruments and shareholders redeeming their Shares will receive a transfer of Redemption Instruments. Under the Prior Order, the names and quantities of the instruments that constitute the Deposit Instruments and the Redemption Instruments for a Fund’s Creation Basket will be a pro rata slice of the Fund’s actual portfolio, except for partial or full substitutions of cash as permitted under items (b) through (e) of section III.C.2.a. of the Prior Application (such Creation Basket is referred to herein as a “Pro Rata Basket” and such cash substitutions are referred to collectively herein as “Prior Order Cash Substitutions”).

[2]	The Prior Order permits (i) Shares to be listed and traded at negotiated prices on an Exchange, at prices set by the market rather than at NAV per Share; (ii) Shares to be redeemable in Creation Units; and (iii) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds, in connection with the purchase and redemption of Creation Units.

Applicants now seek an Order to amend the Prior Order to permit the Applicants to use Creation Baskets that include instruments that are not included, or that are included with different weightings, in the Fund’s Pro Rata Basket. As discussed below, Applicants believe that the ability to have this additional basket flexibility would benefit investors through more efficient arbitrage and more efficient portfolio management.

II.	APPLICANTS’ PROPOSAL – APPLICANTS SEEK ADDITIONAL BASKET FLEXIBILITY IN CREATION AND REDEMPTION PROCESS

1.              Additional Basket Flexibility

The Funds may determine that it is desirable to use Creation Baskets that differ from a Pro Rata Basket. As such, the Applicants seek to improve the functioning of the Funds by amending the Prior Order to enable a Fund’s use of Creation Baskets that include instruments that are not in the Pro Rata Basket, or are included in the Pro Rata Basket, but in different weightings, including cash substitutions other than Prior Order Cash Substitutions (these additional cash substitutions are referred to herein as “Amended Order Cash Substitutions”).

The Funds will use the requested additional basket flexibility only in circumstances under which Applicants believe there will be no harm to the Funds or their shareholders, and in order to benefit the Funds and their shareholders by reducing costs, increasing efficiency, and improving trading.

A Fund may use a Creation Basket that contains instruments that are not included in a Pro Rata Basket if the Adviser or Sub-Adviser seeks to add an instrument to the Fund’s actual portfolio without incurring transaction costs associated with the purchase of the instrument for cash. For example, if the Adviser or Sub-Adviser decides to add an instrument to a Fund’s actual portfolio and determines that disclosing the new position should not result in front-running or free-riding, the new instrument may be included in a Creation Basket with the expectation that it will be delivered to the Fund in kind during a creation transaction. Similarly, if the Adviser or Sub-Adviser decides to sell an instrument from the actual portfolio and determines that disclosing the position to be reduced should not result in front-running or free-riding, the instrument may be included in a Creation Basket with the expectation that the Fund will deliver it in kind during a redemption transaction.

Fundamentally, the act of constructing Creation Baskets for creation and redemption of Shares is a portfolio management function. In determining the Deposit Instruments, a Fund’s portfolio management team decides which assets to “purchase” for the portfolio. Similarly, the portfolio management team decides which assets to “sell” when it determines the Redemption Instruments. Enabling the Adviser or Sub-Adviser to use custom baskets - Creation Baskets that differ from a Pro Rata Basket - when it is in the Funds’ best interest to do so, is anticipated to improve operational efficiency, and would potentially reduce costs.3

[3]	When adopting Rule 6c-11, the Commission stated that “actively managed ETFs will, in certain instances, be able to use the increased basket flexibility to acquire or dispose of securities by adjusting the composition of the creation or redemption basket rather than by directly purchasing or selling the securities. In these instances, actively managed funds will be able to reduce certain transaction costs, such as those associated with bid-ask spreads.” Rule 6c-11 Adopting Release, supra note 4, at 176.

2.              Additional Information to Assure Efficient Arbitrage

To assure that there is effective arbitrage on days when the Adviser determines to use a custom basket for a particular Fund, the Adviser will cause the Fund to disclose on its website before the opening of regular trading on the primary listing Exchange of the Fund’s Shares (i) that the Fund is accepting Creation Baskets that differ from the Pro Rata Basket, (ii) a basket of securities and cash that is designed to closely track the daily performance of the Fund (an “Optimized Basket”), and (iii) an Optimized Basket Overlap (defined below) metric. The Optimized Basket will be comprised of: (i) portfolio holdings; (ii) other securities that the Fund can purchase, including US listed ETFs; and (iii) cash and cash equivalents.4 The Optimized Basket will be constructed utilizing a mathematical optimization process to minimize deviations in the daily returns of the Optimized Basket relative to the daily returns of the Fund. The “Optimized Basket Overlap” will be calculated by taking the lesser weight of each asset held in common between a Fund’s portfolio and Optimized Basket and adding the totals.5

As described in the Prior Application, the Adviser has adopted certain policies and procedures relating to its on-going monitoring of how Shares trade. With the additional basket flexibility, pursuant to Applicants’ policies and procedures, for at least the first three years after a Fund begins using Optimized Baskets, the Adviser will promptly call a meeting of the Board (and will present to the Board for its consideration, recommendations for appropriate remedial measures) and the Board will promptly meet if the tracking error of the Optimized Basket exceeds 1% (i.e., the difference, in percentage terms, between the Optimized Basket per share NAV and that of the actual portfolio at the end of a trading day). In such a circumstance, the Board will consider the continuing viability of the Fund, the continuing utility of basket flexibility, whether shareholders are being harmed, and what, if any, corrective measures would be appropriate to, among other things, narrow the Tracking Error. The Board will then decide whether to take any such action.

[4]	The Optimized Basket published on the Fund’s website will include the following information for each portfolio holding in the Optimized Basket: (1) ticker symbol; (2) CUSIP or other identifier; (3) description of holding; (4) quantity of each security or other asset held; and (5) percentage weight of the holding in the Optimized Basket.

[5]	Because the ability to utilize a Creation Basket that includes securities that are not included in a Fund’s Pro Rata Basket, or are included in different weightings, involves the publication of an Optimized Basket and Optimized Basket Overlap, Applicants will take such steps as may be necessary to avoid confusion in the public’s mind regarding the infrequent publication of such information. For example, each time a Fund publishes an Optimized Basket and Optimized Basket Overlap, the Fund will include on its website a narrative description in plain English about the Optimized Basket and Optimized Basket Overlap, including that the Optimized Basket Overlap compares the holdings in the Fund’s Optimized Basket with the portfolio holdings that will form the basis for the Fund’s calculation of NAV that same Business Day.

3.              Revised Purchase and Redemption Procedures for Fund Shares

The names and quantities of the instruments that may constitute a Creation Basket will generally be the same as the Fund’s Pro Rata Basket,6 but a Fund may accept Creation Baskets that differ from the Pro Rata Basket. If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other a Balancing Amount.

Notwithstanding the ability to accept Creation Baskets that differ from the Pro Rata Basket, a Fund will always accept a Pro Rata Basket every Business Day. Thus, an Authorized Participant will always have the option to transact in a Pro Rata Basket through its AP Representative. Further, on a Business Day when a Fund will accept Creation Baskets that differ from the Pro Rata Basket, an Authorized Participant transacting in such a Creation Basket may transact through its AP Representative or, if the Fund permits, opt to transact directly with the Fund.

[6]	Deposit Instruments and Redemption Instruments may include cash and/or securities.

On any Business Day when a Fund is accepting Creation Baskets that differ from the Pro Rata Basket, the Custodian will transmit the composition of the Fund’s Creation Baskets, which would include the Pro Rata Basket and a Creation Basket that differs from the Pro Rata Basket, simultaneously, to each AP Representative.7 Should a Fund permit Authorized Participants to transact directly with the Fund and its Distributor, an Authorized Participant may still opt to transact through an AP Representative. Such a transaction would operate in the identical manner as contemplated under the Prior Order, with the AP Representative purchasing or selling securities on behalf of the Authorized Participant through a Confidential Account.8

If a Fund permits Authorized Participants to transact directly with the Fund and its Distributor, and an Authorized Participant opts to transact directly with the Fund, the Authorized Participant would transact directly with the Fund by placing an order with its transfer agent or Distributor, in a manner identical to how such transactions are processed, cleared, and settled between Authorized Participants with other Active ETFs that rely on Rule 6c-11.

A Fund that normally issues and redeems Creation Units in kind may require purchases and redemptions to be made entirely or in part on a cash basis. In such an instance, the Fund will announce, before the open of trading on a given Business Day, that all purchases, all redemptions, or all purchases and redemptions on that day will be made wholly or partly in cash.9 A Fund may also determine, upon receiving a purchase or redemption order from an Authorized Participant, to have the purchase or redemption, as applicable, be made entirely or in part in cash.

[7]	As described in the Prior Application, an AP Representative will undertake an obligation not to use the identity or weighting of the securities in any Creation Basket for any purpose other than executing creations and redemptions for a Fund.

[8]	In such a case, the only difference would be the instruments and weightings that the AP Representative is purchasing or selling on behalf of the Authorized Participant.

[9]	In determining whether a Fund will issue or redeem Creation Units entirely or partly on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For example, in light of anticipated purchases of different Portfolio Instruments, the Adviser may wish to receive additional cash as part of a Creation Basket or may wish to receive all cash instead of a Creation Basket. Purchases of Creation Units either entirely or partly in cash or in kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling Portfolio Instruments, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant use of in-kind redemptions. In addition, a Fund may permit an Authorized Participant to deposit or receive, as applicable, cash in lieu of some or all of the instruments in the Creation Basket because such instruments are not eligible for trading by the Authorized Participant or the investor on whose behalf the Authorized Participant is acting.

Each Business Day, before the open of trading on the Exchange where the Fund is listed, the Fund will publish on its website the composition of any Creation Basket exchanged with an Authorized Participant on the previous Business Day that differed from such Business Day’s Pro Rata Basket other than solely with respect to Amended Order Cash Substitutions. Each Fund will adopt and implement written policies and procedures regarding the construction of its Creation Baskets in accordance with Rule 6c-11 under the Act.10 The same as in Rule 6c-11, if a Fund utilizes a custom basket, these policies and procedures will also set forth detailed parameters for the construction and acceptance of baskets in compliance with the terms and conditions of the Order and that are in the best interests of the Fund and its shareholders, including the process for any revisions to or deviations from those parameters, as well as specify the titles or roles of the employees of the Fund’s Adviser who are required to review each custom basket for compliance with those parameters.

[10]	See Rule 6c-11(c)(3). For purposes of the requirement to comply with the policies and procedures provision in Rule 6c-11, only Creation Baskets different from a Fund’s Pro Rata Basket will be treated as a “custom basket” under rule 6c-11(c)(3).

Furthermore, each Fund will comply with the recordkeeping requirements of Rule 6c-11.11 In addition, pursuant to condition 6 herein, each Fund will maintain and preserve a copy of each Optimized Basket published on the Fund’s website and a copy of each Creation Basket made available.

4.              The Use of Basket Flexibility Raises No New Policy Concerns

a.              Protection from Reverse Engineering

Applicants believe that the ability to utilize a Creation Basket that includes securities that are not included in a Fund’s Pro Rata Basket, or are included in different weightings, does not raise concerns about reverse engineering of the Fund’s portfolio beyond those addressed in the Prior Application. The purpose of the ActiveShares® ETF structure is to facilitate the operation of Funds that limit susceptibility of their strategies to practices like “front running” Fund trades and “free riding” of their investment strategies. Failure at that purpose could lead to the failure of a Fund with potential reputational damage to an Adviser. Thus, Applicants note that they will operate the Funds in a manner designed to minimize the risk of reverse engineering.

By using a Creation Basket that includes instruments that are not included in a Fund’s Pro Rata Basket, or are included in different percentages, and by publishing such Creation Basket, as well as an Optimized Basket and Optimized Basket Overlap, on its website,12 the Fund would provide market participants with additional information about which instruments it adds or removes from the actual portfolio. However, the Fund will not disclose to Authorized Participants or other market participants any specific information about the overlap between the instruments in any Creation Basket different from the Fund’s Pro Rata Basket, on the one hand, and the securities in the Fund’s actual portfolio, on the other hand. In addition, Applicants will not use such additional basket flexibility in situations where such publication may provide sufficiently useful information to either predict the Fund’s current positions or pending or upcoming trades so as to front-run them or to ascertain the Fund’s current actual portfolio as to free-ride on the Adviser’s investment decisions. The Adviser or Sub-Adviser will use the additional basket flexibility only after the Adviser or Sub-Adviser has concluded that the risks of front-running and free-riding are not present with respect to a particular security included in the Creation Basket that is not included in the Pro Rata Basket or included with a different weighting.

[11]	See Rule 6c-11(d)(2)(ii). For purposes of the requirement to comply with the recordkeeping provision in Rule 6c-11, only Creation Baskets different from a Fund’s Pro Rata Basket will be treated as a “custom basket” under Rule 6c-11(d)(2)(ii).

[12]	See condition 2, infra.

Applicants believe that it is highly unlikely that potential adversaries and other observers without inside information about the Adviser’s portfolio management would be able to reverse engineer a Fund’s portfolio by utilizing information imparted when a Creation Basket deviates from a Fund’s Pro Rata Basket.13 Such information, while additive to the total mix of Fund information available to market participants, is insufficient to reverse engineer the Fund’s actual portfolio with any regularity or with the level of accuracy that would be necessary to front-run the Fund’s trades or free-ride on the Adviser’s portfolio decisions.14 Applicants acknowledge that they cannot completely dismiss the possibility that market participants may infer some information about a Fund’s portfolio holdings and attempt to front-run or free-ride accordingly. However, Applicants will operate the Funds in a manner designed to minimize the risk of reverse engineering and, for the reasons set forth above, believe successful front-running or free-riding is highly unlikely where Creation Baskets deviate from the Pro Rata Basket.

[13]	Because the ActiveShares® ETF structure uses the VIIV to fill any material information void that may be created by not disclosing a Fund’s actual portfolio, market participants are unaware of both what is in the Pro Rata Basket and in a Fund’s actual portfolio.

[14]	The Commission noted that the Funds proposed to be offered pursuant to such relief would have the ability to minimize the risk of reverse engineering and would “have a significant incentive to minimize this risk, considering that the purpose of their proposed arbitrage mechanism is to facilitate the operation of Funds that limit the Funds’ susceptibility to predatory trading practices, like ‘front running’ and ‘free riding’.” See Prior Notice, supra note 1.

b.              Protection from Self-Dealing or Overreaching

Applicants believe that Authorized Participants and other market participants will not have the ability to disadvantage a Fund by manipulating or influencing the composition of Creation Baskets, including those that differ from the Pro Rata Basket. Like the basket and custom basket policies and procedures required of ETFs by Rule 6c-11, the Funds will adopt and implement written policies and procedures that govern the construction of Creation Baskets and the process that will be used for the acceptance of Creation Baskets to safeguard the best interests of the Funds and their shareholders.15

c.              Protections for Confidential Information

Because the Funds will not publicly disclose their portfolio holdings daily, the selective disclosure of material nonpublic information, including information other than portfolio information, would be more likely to provide an unfair advantage to the recipient than in other ETFs. Accordingly, the Funds and each person acting on behalf of the Funds will comply with Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein shall not apply).

[15]	Rule 6c-11 Adopting Release, supra note 4, at pp. 80-91 (discussion of Rule 6c-11 requirement for ETF policies and procedures concerning basket construction and acceptance and heightened policies and procedures for custom baskets).

In addition, the Funds’ actual portfolios will be considered material, non-public information under the codes of ethics of the Funds, Adviser, Distributor and any Sub-Adviser and the agreements related to the Funds’ other service providers with, or any other party given, access to the actual portfolio, including the AP Representatives, custodian, administrator and fund accountant, will include appropriate confidentiality provisions and be generally prohibited from trading based upon this information.

The new Creation Basket flexibility being sought by the Applicants does not raise any new concerns about selective disclosure of non-public material information. First, a Fund’s use of, or conversations with Authorized Participants about, Creation Baskets that would result in such disclosure would effectively be limited by the Funds’ obligation to comply with Regulation Fair Disclosure. Second, as noted above, each Business Day, before the open of trading on the Exchange where a Fund is listed, the Fund will publish on its website the composition of any basket accepted by the Fund on the previous Business Day that differed from such Business Day’s Pro Rata Basket except solely with respect to Amended Order Cash Substitutions.

5.              Comparability of Relief Sought to Prior Relief Granted

By adopting Rule 6c-11 under the Act, the Commission permitted ETFs to utilize “custom baskets.” As described above, the use of custom baskets pursuant to Rule 6c-11 is subject to certain additional requirements, such as requirements relating to recordkeeping and the adoption of more detailed written basket policies and procedures governing the construction, and process to be used for the acceptance of, custom baskets.16 In the adopting release, the Commission stated that the use of custom baskets “will provide ETFs with additional basket flexibility, which . . . could benefit investors through more efficient arbitrage and narrower bid-ask spreads.”17 The same policy considerations underlying the ability for ETFs to utilize custom baskets in Rule 6c-11 apply to the relief requested herein for additional basket flexibility, which should have a positive impact on the effectiveness of the arbitrage mechanism and result in narrower bid-ask spreads.

[16]	See Rule 6c-11 Adopting Release, supra note 4, at 86-89; see also Rule 6c-11(c)(3).

[17]	Rule 6c-11 Adopting Release, supra note 5, at 16. See, e.g., Fidelity Beach Street Trust, et al., Investment Company Act Release Nos. 34326 (July 9, 2021) (notice) and 34350 (August 5, 2021) (order), where the Commission granted substantially identical relief to ETFs that cannot rely on Rule 6c-11 because they, like the Funds, do not disclose their portfolio each day.

III.            REQUEST FOR RELIEF

Based on the facts, analysis, and conditions in the Application, Applicants respectfully request that the Commission grant an Order amending the Prior Order. The Applicants are seeking to amend the terms and conditions of the Prior Oder in order to have the ability to utilize Creation Baskets that include instruments that are not in the Funds’ Pro Rata Basket, or are included with different percentages, subject to the terms and conditions herein.

For the reasons stated in the Prior Order and herein, Applicants believe that:

•	With respect to the relief pursuant to section 6(c), the relief continues to be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and
•	With respect to the relief pursuant to section 17(b), the proposed transactions continue to be reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission grant an Order amending the Prior Order.

IV.            CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the conditions in the Prior Order, except condition 2 and condition 6 which are replaced with new conditions 2 and 6 below, as well as new condition 10:

2.	The website for the Trust, which will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and market closing price or Bid/Ask Price of the Shares, a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV, and any other information regarding premiums and discounts as may be required for other ETFs under Rule 6c-11 under the 1940 Act. The website will also disclose the median bid-ask spread for each Fund’s most recent fiscal year based on the National Best Bid and Offer at the time of calculation of NAV (or such other spread measurement as may be required for other ETFs under Rule 6c-11 under the 1940 Act). On each applicable Business Day, when accepting orders involving a Creation Basket that differs from the Fund’s Pro Rata Basket, each Fund will publish on its website before the opening of regular trading on the primary listing Exchange of the Fund’s Shares an Optimized Basket and Optimized Basket Overlap.

6.	Each Fund will comply with the recordkeeping requirements of Rule 6c-11 under the Act, except that for purposes of this condition, only Creation Baskets different from the Fund’s Pro Rata Basket will be treated as a “custom basket” under Rule 6c-11(d)(2)(ii). In addition, each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, (i) a copy of any Optimized Basket published on the Fund’s website for each Business Day; and (ii) a copy of each Creation Basket made available on a given day. In addition, each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, all written agreements (or copies thereof) between the Fund and each AP Representative related to the AP Representative’s role as such.

10.	Each Fund will adopt and implement written policies and procedures that govern the construction of Creation Baskets, as required under Rule 6c-11(c)(3) under the Act, except that for purposes of this condition, any Creation Basket different from the Fund’s Pro Rata Basket will be treated as a “custom basket.” The Fund’s basket policies and procedures will be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the Act.

V.            NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

VI.            AUTHORIZATIONS AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

Daniel J. McCabe, Sole Initial Trustee of the Precidian ETF Trust II, is authorized to sign on behalf of Precidian ETF Trust II pursuant to his authority as sole Trustee of the Trust. Mark Criscitello, a Principal of Precidian Investments LLC, the sole member of the Adviser, is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as a Principal of Precidian Investments LLC. Nanette K. Chern, Vice President of the Distributor, is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in her as Vice President.

In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Precidian ETF Trust II

By:	/s/ Daniel J. McCabe
Name: Daniel J. McCabe
Title: Sole Trustee

Precidian Funds LLC

By:	Precidian Investments LLC
Title: Sole Member

By:	/s/ Mark Criscitello
Name: Mark Criscitello
Title: Principal

Foreside Fund Services, LLC

By:	/s/ Nanette K. Chern
Name: Nanette K. Chern
Title: Vice President

Verification Rule 0-2(d)

VERIFICATION

PRECIDIAN ETF TRUST II

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Precidian ETF Trust II, that he is the Sole Initial Trustee of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

Precidian ETF Trust II

By:	/s/ Daniel J. McCabe
Name: Daniel J. McCabe
Title: Sole Initial Trustee

Dated: November 6, 2024

VERIFICATION

PRECIDIAN FUNDS LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Precidian Funds LLC, that he is a Principal of Precidian Investments LLC, the sole member thereof, and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

Precidian Funds LLC

By:	Precidian Investments LLC
Sole Member

By:	/s/ Mark Criscitello
Name: Mark Criscitello
Title: Principal
Dated: November 6, 2024

VERIFICATION

FORESIDE FUND SERVICES, LLC

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for and on behalf of Foreside Fund Services, LLC, that she is Vice President of Foreside Fund Services, LLC and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

Foreside Fund Services, LLC

By:	/s/ Nanette K. Chern
Name: Nanette K. Chern
Title: Vice President
Dated: November 6, 2024

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